Cedar Fair, L.P.
2003 Annual Report




Valleyfair
Shakopee, MN
Camp Snoopy
Mall Of America
Bloomington, MN
Michigan's
Adventure
Muskegon, MI
Cedar Point
& Soak City
Sandusky, OH
Dorney Park
& Wildwater
Kingdom
Allentown, PA
Worlds of Fun & Oceans of Fun
Kansas City, MO
Knott's Berry Farm & Soak City
Orange County, CA
Knott's Soak City
Palm Springs, CA
Knott's Soak City
San Diego, CA

Major Markets

Cedar Fair, L.P. owns and operates six amusement parks and five separately gated water parks. Cedar Point, which is located on Lake Erie between Cleveland and Toledo, is one of the largest seasonal amusement parks in the United States and serves a total market area of 26 million people. Knott's Berry Farm, near Los Angeles, is one of several major year-round theme parks in Southern California and serves a total market area of 20 million people and a large national and international tourist population. Dorney Park & Wildwater Kingdom is located near Allentown, Pennsylvania, and serves a total market area of 35 million people in the Northeast. Valleyfair, near Minneapolis/St. Paul, draws from a total population of 8 million people in a multi-state market area. Worlds of Fun, in Kansas City, Missouri, serves a total market area of 7 million people in several Midwest states. Michigan's Adventure, located near Muskegon, Michigan, serves a total market area of 5 million people in western Michigan. The five water parks are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also manages Camp Snoopy at the Mall of America near Minneapolis under a management contract.


198.4
218.2
250.5
264.1
419.5
438.0
472.9
477.3
502.9
510.0
94 95 96 97 98 99 00 01 02 03

Net Revenues
MILLIONS


83.0
89.8
100.2
97.8
144.7
151.8
162.9
152.7
170.1
175.7
94 95 96 97 98 99 00 01 02 03

EBITDA
Before Non-Cash and Non-Recurring Costs
MILLIONS


68.0
73.0
81.1
76.3
112.6
116.8
123.3
110.2
128.4
131.0
94 95 96 97 98 99 00 01 02 03

Operating Income
Before Non-Cash and Non-Recurring Costs
MILLIONS


1.40
1.45
1.59
1.47
1.58
1.63
1.50
1.13
1.39
1.67
94 95 96 97 98 99 00 01 02 03

Net Income
PER UNIT - DILUTED

Cover Photo *Top Thrill Dragster and Millennium Force dominate the Cedar Point skyline.*

Financial Highlights

For the years ended December 31, (In thousands, except per unit and per capita amounts)	2003	Change from 2002	2002	Change from 2001
Net revenues	$ 509,976	1%	$ 502,851	5%
Adjusted EBITDA(1)	175,707	3%	170,103	11%
Operating income before non-cash and non-recurring costs	131,014	2%	128,421	17%
Net income	85,888	20%	71,417	23%
Net income per limited partner unit - diluted	$ 1.67	20%	$ 1.39	23%
Cash distributions declared per limited partner unit	$ 1.76	6%	$ 1.66	4%
Weighted average units outstanding - diluted	51,334	—	51,263	—
Partners' equity	$ 308,891	1%	$ 305,320	(1%)
Cash return on average partners' equity	57.2%		55.4%	
Combined attendance:				
Amusement parks	10,700	(2%)	10,887	3%
Water parks	1,545	3%	1,493	15%
Combined in-park guest per capita spending:				
Amusement parks	$ 37.49	3%	$ 36.39	—
Water parks	21.61	4%	20.72	8%

(1) Amount represents earnings before interest, taxes, depreciation, amortization, non-cash unit option expense, and all non-recurring costs. Management believes this figure is a meaningful measure of operating results and will refer to it throughout the annual report. For a reconciliation of adjusted EBITDA to net income, *see the table on page 9.*



6.1
6.8
7.4
7.4
11.5
11.2
11.7
11.9
12.4
12.2
94 95 96 97 98 99 00 01 02 03

Combined Attendance
MILLIONS



29.23
29.07
30.59
31.38
32.38
33.72
34.75
34.41
34.50
35.48
94 95 96 97 98 99 00 01 02 03

Combined Guest Per Capita Spending



14.75
18.50
18.44
25.88
26.00
19.38
18.35
24.79
23.60
30.75
94 95 96 97 98 99 00 01 02 03

Yearend Unit Price
ADJUSTED FOR 1997 2-FOR-1 SPLIT



1.06
1.14
1.20
1.27
1.29
1.43
1.53
1.60
1.66
1.76
94 95 96 97 98 99 00 01 02 03

Cash Distributions Declared
PER UNIT



19.2
28.5
30.2
45.0
68.1
80.4
93.5
47.8
55.3
39.8
94 95 96 97 98 99 00 01 02 03

Capital Expenditures
MILLIONS

To Our Partners and Fellow Cedar Fair Employees:

In last year's letter I wrote that you would find me on the Gemini platform on June 17, 2003, as we celebrated the Silver Anniversary of one of Cedar Point's most popular coasters and its signature ride for many years.

Approximately two dozen fellow amusement park workers, who had all been full-time staff members at Cedar Point in 1978, joined me for a ride on Gemini that morning. Consensus: it's still a great coaster with a terrific first drop. Afterward, we posed for a group picture and then signed a special commemorative banner, which today hangs proudly in the Town Hall Museum.





"The ride experience of Top Thrill Dragster is incredible. It's the most exciting amusement park ride in the world."

June 17th was a day for reflection and pride in the people and the products that have made Cedar Fair an outstanding company. Walking back to the office I thought about those people and what we have accomplished together. But it was also a day when Cedar Point was facing a moment of truth with its newest coaster – Top Thrill Dragster. The world's highest and fastest roller coaster, a $25 million investment for Cedar Fair, was not operating when I walked past its station that morning, and I could see the disappointment in our guests' faces. The ride had suffered a number of operational problems from the day it opened and these problems would continue into July.

The ride experience of Top Thrill Dragster is incredible. It's the most exciting amusement park ride in the world. But in the first half of the season, we were not able to consistently provide that experience for our guests.

The reasons were varied and technical. Top Thrill Dragster is a prototype, a first of its kind, but its problems were ones that neither we nor the manufacturer had anticipated, and it was extremely frustrating for all of us. At the end of June, I had to consider the possibility that we would have to close the ride for the rest of the season.

However, we were finally able to get Top Thrill Dragster operating reliably by late July and it performed very well over the remainder of the season. Our guests rated the coaster a 4.78 on a 1-5 scale. The ride experience is everything we had hoped it would be and more. For the year, Top Thrill Dragster was certainly a major factor in Cedar Point's attendance increase.

Getting the coaster to operate at a level that was acceptable to our guests and to the company was not easy. Dan Keller, Cedar Point's Vice President and General Manager, provided the leadership and organized the effort to get the job done. Dan did exactly what a park general manager is supposed to do: he had the right players on the field at the right time and playing the right positions, providing encouragement, support, and direction. Monty Jasper, Cedar Point's Vice President of Maintenance, persevered in a very difficult, high-pressure

Top Thrill Dragster – Cedar Point



situation. He and his staff worked in the trenches every day with the ride manufacturer to fix the problems, as they were determined to get this magnificent ride open for our guests. Many times it would have been easy to give up on Top Thrill Dragster, but they didn't. They worked long, hard hours, and the effort paid off. They didn't quit until after the park was closed and Top Thrill Dragster was put to bed for the winter. I am extremely proud of the work of Cedar Point's Maintenance staff.



Michigan's Adventure

The job of communicating the Top Thrill Dragster story to the news media, park guests and the world at large was the responsibility of John Hildebrandt, Cedar Point's Vice President of Marketing, and his staff. They performed very well under very difficult conditions.

Bill Spehn, Cedar Point's Vice President of Park Operations, trained and motivated the front-line seasonal staff who had to work with disappointed guests and then turn on a dime to operate the world's highest and fastest roller coaster. He and his team did a commendable job.

I thank them all for a remarkable performance. So do the hundreds of thousands of guests who rode Top Thrill Dragster this past summer. I have often told our unitholders that Cedar Fair has the finest staff in the industry and a management group that is experienced, smart and dedicated. I believe that statement with all my heart.

2003 Financial Highlights

Overall, the Partnership had a strong year in 2003. Combined attendance at our 11 properties totaled 12.2 million guests, only 1% below last year's record 12.4 million, and average in-park guest per capita spending increased to $35.48 from $34.50 in 2002. At our six amusement parks, attendance totaled 10.7 million, a 2% decrease from last year, while combined attendance at our five water parks was up 3% to 1.55 million guests. Meanwhile, revenues from our out-of-park operations, including our resort properties at Cedar Point and Knott's Berry Farm, increased 1% between years.

For the year, net revenues were up 1% to a record $510.0 million. Before non-cash accounting charges for depreciation, unit options and asset retirements, cash operating income increased 3% to $175.7 million, and net income increased to $85.9 million, or $1.67 on a diluted basis, from $71.4 million, or $1.39 per unit, in 2002.

I am also very proud that we were able to increase our cash distribution rate in 2003 for the 16th consecutive year, from $1.66 per limited partner unit to $1.76. I continue to believe the cash distribution is the most important driver of value to Cedar Fair's limited partners.

2003 Park Operations

Fueled by an improving economy, better weather and a more consistently operating Top Thrill Dragster during the last three months of the season, Cedar Point overcame a slow start to post an attendance increase for the second straight year – up 3% to 3.3 million guests. In addition, for the second consecutive year, occupancy at the park's resort properties was up nicely, and hotel revenues improved by more than 5% – the result of effective marketing, package pricing, excellent guest service, and the growth of Cedar Point as a vacation destination.

In spite of soft economic conditions, our only year-round property, Knott's Berry Farm, performed reasonably well in 2003. Through strategic capital spending and effective marketing programs, the park has been able to successfully grow its local market in recent years to help offset the loss of Pacific Rim tourism in the very competitive Southern California marketplace. In 2003, attendance at Knott's decreased 4% and guest per capita spending increased 3%, which we believe was a very solid performance. Meanwhile, our three California water parks enjoyed a strong year, with a 9% increase in combined


Kahuna's
Beach House

Kahuna's Beach House – Knott's Soak City Palm Springs



attendance and a 4% increase in guest per capita spending. Overall, combined revenues from our four California properties were essentially flat between years. However, Jack Falfas, Vice President of West Coast Operations, and his staff were able to improve the combined operating profit of the parks through a number of cost-savings initiatives.

At Valleyfair, Steel Venom, a new double-impulse coaster similar to Cedar Point's Wicked Twister, helped draw 1.1 million guests to the park, an impressive 7% increase from the prior year. Larry MacKenzie, Valleyfair's Vice President and General Manager, and his team did an excellent job and the park produced one of its most profitable years ever.

I am particularly pleased to report the outstanding performance of our newest park, Michigan's Adventure, which was acquired in 2001. The park had a tremendous year in 2003, with an attendance increase of more than 10% to approximately 480,000 guests and its best year ever at the bottom line. Camille Jourden-Mark, the park's Vice President and General Manager, and her team have done a terrific job for Cedar Fair.

At Dorney Park, the extremely cool, wet weather that plagued the northeastern United States for most of the summer had a significant impact on operations, and attendance was down more than 10%. Still, Dorney attracted more than 1.4 million guests in one of the most challenging weather environments I can ever recall.

Our Kansas City park, Worlds of Fun, also had a difficult season in 2003. Park attendance was down 6% to 880,000 guests, as regional economic problems and the lack of a new attraction negatively impacted operations. However, Phil Bender, the park's Vice President and General Manager, and his team can take pride in the record performance of the park's water park, Oceans of Fun, which attracted more than 350,000 visitors – an increase of more than 15% over last year. In addition to hot, dry weather during the peak operating months, our new attraction, Paradise Falls, played an important role in Oceans of Fun's attendance increase in 2003.

The 2004 Season

Cedar Fair's capital expenditure program for the 2004 season will total $25 million. In spite of a more moderate capital budget than in recent years, I'm confident our new rides and attractions will help us meet our attendance goals for the new season.

At Cedar Point, we are investing $10 million in the resort side of the park, adding to the Lighthouse Point luxury camping complex and Soak City water park. The Lighthouse Point cottages, cabins and luxury RV sites built in 2001 have been extremely successful, generating very high occupancy and great guest satisfaction. The expansion for 2004 will include 14 new lakeside cottages, 30 cabins, and 38 deluxe RV sites. Meanwhile, Soak City will introduce Splash Zone, a family water attraction similar in concept to Paradise Falls, which proved very popular with guests at Oceans of Fun last year. This new multi-story interactive play area will feature more than 100 wet and wild water gadgets, including a 1,000-gallon bucket that empties every few minutes on guests below.

But the biggest impact on Cedar Point's park attendance in 2004 will be Top Thrill Dragster. No other park has a ride quite like it, and there are lots of thrill riders counting down the days to the park's opening on May 8th. In its second season,

Steel Venom – Valleyfair



we expect the coaster to be a major attendance stimulus, and we are doing everything we can to make sure it will operate efficiently from Opening Day through the entire season. Accordingly, Top Thrill Dragster will play a prominent role in Cedar Point's 2004 marketing program.

At Valleyfair, we are turning our focus back to the family market in 2004 with the introduction of KidWorks, an interactive experience for the whole family that features Foam Ball Factory, a multi-level foam ball attraction, and Rockin' Tug, an award-winning family ride. KidWorks is all about family fun, and we're confident this new attraction will prove very popular with our guests. We also believe that Steel Venom, like Top Thrill Dragster, will have a strong second-year draw among thrill seekers in that market.

At Worlds of Fun, the emphasis for capital spending in 2004 will be on thrills with the addition of Spinning Dragons - a unique roller coaster featuring four-passenger cars that spin independently as they traverse the coaster's many hills and turns. This great new ride will appeal to both thrill seekers and families alike, and we are confident it will be a strong attendance stimulus for the park. Meanwhile, Knott's Berry Farm will add a mid-size thrill ride, called Riptide, which will twist and turn riders in 360-degree arcs as high as 59 feet in the air.

As always, the weather is in Mother Nature's hands, but with normal weather conditions we anticipate a strong recovery for Dorney Park in 2004. In addition, the park is adding Revolution, a new "family thrill ride" that features a circle of riders – their feet dangling beneath them – that spins as it swings back and forth on a giant pendulum. This same ride proved to be very popular with guests at Knott's Berry Farm last year.

I believe we are well positioned for 2004. We have an exciting mix of new attractions and realistic attendance and revenue objectives at each of our parks. We are cautiously optimistic the economy will continue to improve, and we are determined to operate our parks in a way that maximizes guest service and opportunities for guest spending, while maintaining effective cost controls. We look forward to the upcoming season.

Beyond 2004

Looking beyond 2004, we remain committed to maximizing our opportunities for growth, both internally and externally. The board has continually challenged our management team to develop strategies that will generate revenue on a year-round basis, and I believe we have found such an opportunity.

In November 2004, Cedar Point will open its first year-round attraction: Castaway Bay Indoor Waterpark Resort. Our existing 237-room Radisson hotel is being converted into a Caribbean-themed indoor water park resort, which will be marketed to families who live within a three-hour drive of Cedar Point. The resort's 38,000 square foot water park will include a wave pool, a water roller coaster, a multi-story interactive play area with a 1,000-gallon bucket that empties on guests below, children's pools, indoor/outdoor spas, and much more. In addition, we are updating the existing hotel rooms to the Caribbean theme, creating more family suites, and adding a state-of-the-art arcade and various retail shops and food locations.

The indoor water park resort concept is rapidly growing in popularity and we believe Cedar Point is well positioned to take advantage of it. We have considerable in-house expertise in water park operations, and the opportunity to convert an existing hotel property saves significant capital dollars. The market potential, given the proximity of large population centers like Cleveland, Columbus, Detroit and Toledo, is very attractive, and perhaps most important, the Cedar Point brand and the marketing and operational infrastructure the park will provide will be a major plus for this property.

We feel the indoor water park concept may have application at some of our other parks as well, and we will be evaluating these opportunities on an ongoing basis.

Based on improving occupancy rates, we also believe there are internal opportunities for growth at our other resort properties, particularly at Cedar Point. Almost half of the park's guests include an overnight stay in their visit, and an increasing number stay at a Cedar Point Resorts property. Today, the park is growing attendance from more distant markets, and we believe an increasing number of these visitors will want to stay in one of our more than 1,500 available rooms.

There are also opportunities for internal growth at our other parks. With its location in the population-rich New York-Philadelphia marketplace, Dorney Park has great potential for attendance growth, as demonstrated by its performance over the past several years.



And, the future of Knott's Berry Farm is also exciting. With its Soak City water park, adjacent Radissón hotel, and thrill rides such as Xcelerator, Supreme Scream and GhostRider, today Knott's is one of Southern California's premier amusement park resorts. In order to build upon that position, we will be adding a new world-class inverted roller coaster at the park for the 2005 season. The new coaster, called Silver Bullet, is scheduled to debut Christmas week 2004, and it will be one of the largest single investments in the park's history. We are confident that Silver Bullet will be a strong attendance draw for Knott's in their very attractive and competitive market.

We are also well positioned to take advantage of external opportunities for growth. Our senior management team invests considerable time reviewing and evaluating external opportunities on a regular basis, including possible acquisitions, and I believe our track record is a strong one. As I have noted in previous letters to our unitholders, we have only acquired parks that we were able to purchase at reasonable prices and operate profitably. We remain committed to our number one objective of increasing the level of cash distributions to our partners, and every acquisition must contribute to that objective.



Steel Force – *Dorney Park*

Corporate Governance

As I noted in last year's letter, Cedar Fair remains dedicated to the highest standards of corporate governance and full compliance with all New York Stock Exchange and SEC guidelines. In an effort to improve the Partnership's governance, the board has proposed a restructuring plan under which the limited partners of Cedar Fair will elect the board of directors of the general partner each year. The changes necessary to implement unitholder voting will be submitted to the limited partners for a vote at a special meeting to be held in May. These changes are a positive step for the Partnership and our unitholders, and they emphasize our commitment to strong corporate governance.

Thank You Note

Traditionally, I close my letter by thanking my fellow employees for their efforts. In my 17 years as chief executive officer, I have never been prouder of the work they do. It's not easy work but it can be fun, and it has made Cedar Fair one of the most highly respected amusement park companies in the world.

When I visit our parks, I spend my time out on the midways and in our restaurants and hotel lobbies, and I see our front-line employees interacting with our guests. I know the pride our staff takes in delivering great guest service, and I thank them for it. They are simply the best.

I am pleased to report that in 2004 we intend to continue our popular program of providing all unitholders who own at least 100 units with a number of valuable offers good at any of our parks, and a further savings when you spend the night at one of our Cedar Point or Knott's Berry Farm resort properties. This program generates approximately 12,000 admissions annually for Cedar Fair, and I want to thank you for visiting our parks. You will receive your package in April.

As always, I hope to see you on the midway.

Sincerely,

Dick Kinzel

Richard L. Kinzel
Chairman, President & Chief Executive Officer
Cedar Fair, L.P.

The table below presents certain financial data expressed as a percent of net revenues and selective statistical information for the periods indicated.

For the years ended December 31,	2003		2002	2001
(In millions)				
Net revenues:				
Admissions	$ 259.4	50.9%	50.1%	50.2%
Food, merchandise and games	200.7	39.3%	40.0%	40.4%
Accommodations and other	49.9	9.8%	9.9%	9.4%
Net revenues	510.0	100.0%	100.0%	100.0%
Cash operating costs and expenses	334.3	65.6%	66.2%	68.0%
Adjusted EBITDA	175.7	34.4%	33.8%	32.0%
Depreciation and amortization	44.7	8.8%	8.3%	8.9%
Other non-cash and non-recurring costs	3.1	0.6%	2.9%	2.4%
Interest expense	24.1	4.7%	5.0%	5.1%
Provision for taxes	17.9	3.5%	3.4%	3.5%
Net income	$ 85.9	16.8%	14.2%	12.1%
Selective Statistical Information:				
Amusement park attendance *(in thousands)*		10,700	10,887	10,588
Amusement park per capita spending		$ 37.49	$ 36.39	$ 36.28
Water park attendance *(in thousands)*		1,545	1,493	1,302
Water park per capita spending		$ 21.61	$ 20.72	$ 19.13

Business Overview

The Partnership generates its revenues primarily from sales of (1) admission to its parks, (2) food, merchandise and games inside its parks, and (3) hotel rooms, food and other attractions outside its parks. The Partnership's principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance. The fixed nature of these costs makes attendance a key factor in the profitability of each park. Results of operations include Knott's Soak City-Palm Springs and Michigan's Adventure since their acquisitions in late May of 2001.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions during the normal course of business that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates under different assumptions and conditions. The following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and operating results and involve a higher degree of judgment and complexity (see Note 2 to our Consolidated Financial Statements for a complete discussion of our significant accounting policies).

Property and Equipment

Buildings, rides and equipment are depreciated over their estimated useful lives on a straight-line basis over each park's operating season. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. The composite method of depreciation is used for groups of assets obtained together in an acquisition.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made to assure their adequacy.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted at the end of each seasonal period.

Results of Operations

Net revenues for the year ended December 31, 2003 were $510.0 million, a 1.4% increase over the year ended December 31, 2002. This followed a 5% increase in 2002, when revenues rose to $502.9 million from $477.3 million in 2001. Net revenues for 2003 reflect a 3% increase in average in-park guest per capita spending (to $35.48 from $34.50 in 2002), a 1% increase in out-of-park revenues and a 1% decrease in combined attendance across our 11 properties (to 12.2 million from a record 12.4 million in 2002). The increase in out-of-park revenues was driven primarily by improvements in occupancy levels at our resort hotels at Cedar Point and Knott's Berry Farm.

In 2003, successful capital programs at Cedar Point and Valleyfair, along with a record year at Michigan's Adventure, partially offset attendance declines at Dorney Park and Worlds of Fun resulting from poor weather and the lack of a major new attraction and an attendance decline at Knott's Berry Farm due to continued soft tourism and heavy competition. For the year, combined attendance at our six amusement parks totaled 10.7 million, down less than 2% from last year's record level. At Cedar Point, the addition of Top Thrill Dragster, the world's tallest and fastest roller coaster, contributed to the park's solid performance, while the introduction of the Steel Venom roller coaster at Valleyfair helped generate record revenues at that park. At our five water parks, improved attendance at our California properties, along with a record year at Worlds of Fun's water park, Oceans of Fun, led to a 3% increase in combined attendance to 1.55 million guests. The 3% increase in our overall in-park guest per capita spending level in 2003 was due to solid improvements in guest spending on admissions and merchandise, as well as a shift in the mix of attendance toward higher per capita parks, such as Cedar Point.

The 5% increase in net revenues in 2002 reflects a 4% increase in combined attendance across our 11 properties to a record 12.4 million guests (from 11.9 million in 2001), a 9% increase in out-of-park revenues, and a slight increase in average in-park guest per capita spending (to $34.50 from $34.41 in 2001). Successful capital programs at both Cedar Point and Knott's Berry Farm, along with strong marketing programs and a record year at Dorney Park, boosted combined attendance at the Partnership's six amusement parks in 2002 by 3% to 10.9 million guests. At Cedar Point, the introduction of a new roller coaster and the addition of the new PEANUTS-themed ice show, contributed to the park's strong performance. The introduction of the Xcelerator roller coaster in July and a strong Halloween Haunt promotion in October led Knott's Berry Farm to a strong second half of 2002. At our five water parks, ideal weather conditions at the Midwest properties, along with a full-year contribution from Knott's Soak City-Palm Springs, led to a 15% increase in attendance to 1.5 million guests. Excluding the impact of the new park, combined water park attendance was still up 10% from 2001. The 9% increase in out-of-park revenues was driven primarily by healthy improvement in occupancy levels at Cedar Point's resort hotels.

Cash operating costs and expenses, excluding depreciation and all non-cash and non-recurring charges, increased less than 1% to $334.3 million in 2003 from $332.8 million in 2002, due to a continued focus at the individual park level to control operating costs during the year. In 2002, these same cash operating costs and expenses increased $8.2 million, or 2.5%, from $324.6 million in 2001, due in part to the mid-year additions of Michigan's Adventure and Knott's Soak City-Palm Springs in 2001. All operating costs as a percent of revenues have remained relatively level between years.

A very meaningful measure of operating results is adjusted EBITDA, which represents earnings before interest, taxes, depreciation and non-cash and non-recurring charges. In 2003, adjusted EBITDA increased 3% to a record $175.7 million from $170.1 million in 2002 and $152.7 million in 2001, due primarily to increases in average in-park guest per capita spending and out-of-park revenues, as well as each park's ability to control operating costs. The consolidated adjusted EBITDA margin improved to 34.4% in 2003 from 33.8% in 2002 and 32.0% in 2001, due to costs increasing at a slower rate than revenues. (Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered a substitute for operating income, net income or cash flows from operating activities. In addition, adjusted EBITDA may not be comparable to similarly titled measures of other companies.)

Other non-cash and non-recurring costs include several items. In 2003, we began accounting for unit options using the fair value method under SFAS No. 123, "Accounting for Stock Based Compensation," and we recorded a $5.9 million non-cash charge for the



year. Under our previous policy of accounting for unit options using the intrinsic value method, we recognized non-cash charges of $4.0 million and $11.7 million in 2002 and 2001, respectively, as we "marked to market" our variable-priced options only. In 2004, under SFAS No. 123 we expect to recognize approximately $5.0 million of non-cash unit option expense.

In 2002, we recorded a $7.6 million non-cash charge in other expense related to the change in fair value of two of our interest rate swap agreements that could not be designated as effective hedges under the applicable accounting rules. In 2003, we recognized a non-cash credit of $2.7 million for the change in fair value of those swap agreements during the year. The $4.9 million remaining balance will reverse into income in 2004 and the first quarter of 2005 as the swaps continue to serve the purpose of leveling our cash interest costs.

In 2002, we recorded a provision of $3.2 million for the estimated portion of the net book value of certain fixed assets that might not be recoverable after they were removed from service.

After these non-cash charges and credits, and interest expense and provision for taxes, both of which were comparable between years, net income for 2003 increased to $85.9 million compared to $71.4 million in 2002 and $57.9 million in 2001.

Liquidity and Capital Resources

We ended 2003 in sound financial condition in terms of both liquidity and cash flow. The negative working capital ratio of 3.8 at December 31, 2003 is the result of our highly seasonal business and careful management of cash flow to reduce borrowings. Receivables and inventories are at normally low seasonal levels and credit facilities are in place to fund current liabilities and pre-opening expenses as required. During 2003, cash generated from operations totaled $135 million and new term loan borrowings provided $100 million. We used $40 million for capital expenditures, $107 million to pay down our revolving credit and term loan borrowings, and $88 million to pay cash distributions .

At yearend, we had $331 million of fixed-rate term debt, with staggered maturities ranging from 2004 to 2018, as well as a $180 million revolving credit facility, which is available through March 2007. Borrowings under the revolving credit facility totaled $37.8 million as of December 31, 2003. Of the total term debt, $20.0 million is scheduled to mature prior to December 31, 2004. Based on interest rates in effect at yearend for variable-rate debt and after giving effect to interest rate swap agreements described below, cash interest payments for 2004 would total approximately $22 million, 8% lower than interest paid in 2003. In addition, distributions in 2004, at the current annual rate of $1.76 per unit, would total approximately $89 million, 1% higher than the distributions paid in 2003.

For the 2004 operating season, we are investing approximately $25 million in capital improvements at our 11 properties, including expansions to the Soak City water park and Lighthouse Point property at Cedar Point, and the addition of new intermediate-sized thrill rides at Knott's Berry Farm and Worlds of Fun. In addition, we have also begun construction on a $22 million indoor water park at Cedar Point and a $16 million world-class roller coaster at Knott's, both of which are scheduled to open late in 2004. We are optimistic that these investments, as well as other improvements at each of the parks, will generate a high level of public interest and acceptance. However, stable population trends in the parks' market areas and uncontrollable factors, such as weather, the economy, and competition for leisure time and spending, preclude us from anticipating significant long-term increases in attendance. Historically, we have been able to improve our revenues and profitability by continuing to make substantial investments in our parks and resort facilities. This has enabled us to maintain consistently high attendance levels, as well as generate increases in guest per capita spending and revenues from guest accommodations, while carefully controlling operating and administrative expenses. In 2001 and 2002, however, competitive discounting and soft economic conditions in our regional market areas led to virtually flat in-park guest per capita spending.

Credit facilities and cash flow from operations are expected to be adequate to meet seasonal working capital needs, planned capital expenditures and regular quarterly cash distributions for the foreseeable future.



Talon – *Dorney Park*

The following table summarizes certain obligations at December 31, 2003 (in millions):

	Payments Due by Period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual Obligation:					
Long-term debt	$ 368.7	$ 20.0	$ 40.0	$ 97.8	$ 210.9
Capital expenditures	20.3	16.7	3.6	—	—
	$ 389.0	$ 36.7	$ 43.6	$ 97.8	$ 210.9

Off-Balance Sheet Arrangements

We have no significant off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates and, from time to time, currency exchange rates on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

We are party to two interest rate swap agreements that convert $100 million of revolving credit borrowings to fixed-rate obligations averaging 5.82% for a period of up to 14 more months. In addition, we have converted $100 million of our term debt to variable rates averaging LIBOR plus 0.64% through the use of several swap agreements for a period of 6 –15 years. As of December 31, 2003, of our outstanding long-term debt, $269 million represents fixed-rate debt and $100 million represents variable-rate debt. A hypothetical 1% increase in the applicable interest rates on our variable-rate debt would increase annual interest expense by approximately $1.0 million as of December 31, 2003.

Impact of Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases could possibly not be passed along to our guests. In particular, increases in labor, supplies, taxes and utility expenses could have an impact on our operating results. The majority of our employees are seasonal in nature and are paid hourly rates, which although not tied directly to federal and state minimum wage laws, do follow those wage trends. Historically, we have been able to pass along cost increases to guests through increases in admission, food, merchandise and other prices, and we believe that we will continue to have the ability to do so to a large extent in the future. We believe that the effects of inflation, if any, on our operating results and financial condition will continue to be minor.

Forward Looking Statements

Some of the statements contained in this Annual Report, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, constitute forward-looking statements. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, competition for consumer spending, adverse weather conditions, unanticipated construction delays, and other factors could cause actual results to differ materially from our expectations.



Camp Snoopy – *Mall of America*

December 31,	2003	2002
(In thousands)		
Assets		
Current Assets:		
Cash	$ 2,194	$ 2,171
Receivables	6,560	6,623
Inventories	14,905	13,895
Prepaids	6,118	6,548
Total current assets	29,777	29,237
Property and Equipment:		
Land	150,144	149,380
Land improvements	131,765	127,919
Buildings	257,102	254,512
Rides and equipment	553,927	522,234
Construction in progress	10,832	21,811
	1,103,770	1,075,856
Less accumulated depreciation	(326,731)	(294,354)
	777,039	781,502
Intangibles and other assets, net	12,525	11,518
	$ 819,341	$ 822,257
Liabilities and Partners' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 20,000	$ 10,000
Accounts payable	20,757	28,045
Distribution payable to partners	22,319	21,252
Accrued interest	5,621	5,953
Accrued taxes	15,087	16,893
Accrued salaries, wages and benefits	11,406	11,457
Self-insurance reserves	10,901	11,250
Other accrued liabilities	5,603	1,488
Total current liabilities	111,694	106,338
Accrued Taxes	42,448	32,615
Other Liabilities	7,661	12,834
Long-Term Debt:		
Revolving credit loans	37,750	135,150
Term debt	310,897	230,000
	348,647	365,150
Partners' Equity:		
Special L.P. interests	5,290	5,290
General partner	65	70
Limited partners, 50,673 and 50,549 units outstanding in 2003 and 2002, respectively	303,536	300,550
Accumulated other comprehensive loss	—	(590)
Total partners' equity	308,891	305,320
	$ 819,341	$ 822,257

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Operations

For the years ended December 31,	2003	2002	2001
(In thousands, except per unit amounts)			
Net Revenues:			
Admissions	$ 259,448	$ 252,143	$ 239,762
Food, merchandise and games	200,677	201,044	192,768
Accommodations and other	49,851	49,664	44,726
	509,976	502,851	477,256
Costs and Expenses:			
Cost of products sold	52,779	52,989	52,425
Operating expenses	216,832	216,528	211,833
Selling, general and administrative	64,658	63,231	60,294
Non-cash unit option expense (substantially all selling, general and administrative)	5,865	4,029	11,661
Depreciation and amortization	44,693	41,682	42,486
Provision for loss on retirement of assets	—	3,200	—
	384,827	381,659	378,699
Operating Income	125,149	121,192	98,557
Interest Expense	24,070	24,967	24,143
Other (Income) Expense	(2,727)	7,649	—
Income Before Taxes	103,806	88,576	74,414
Provision for Taxes	17,918	17,159	16,520
Net Income	$ 85,888	$ 71,417	$ 57,894
Net Income Allocated to General Partner	86	71	58
Net Income Allocated to Limited Partners	$ 85,802	$ 71,346	$ 57,836
Earnings Per Limited Partner Unit:			
Weighted average limited partner units outstanding - basic	50,615	50,523	50,745
Net income per limited partner unit - basic	$ 1.70	$ 1.41	$ 1.14
Weighted average limited partner units and equivalents outstanding - diluted	51,334	51,263	51,113
Net income per limited partner unit - diluted	$ 1.67	$ 1.39	$ 1.13

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

For the years ended December 31,	2003	2002	2001
(In thousands)			
Cash Flows From (For) Operating Activities			
Net income	$ 85,888	$ 71,417	$ 57,894
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	44,693	41,682	42,486
Non-cash unit option expense	5,865	4,029	11,661
Provision for loss on retirement of assets	—	3,200	—
Other non-cash (income) expense	(2,727)	7,649	—
Change in assets and liabilities, net of effects from acquisitions			
Decrease (increase) in inventories	(1,010)	221	(274)
(Increase) in current and other assets	(57)	(1,960)	(2,760)
Increase (decrease) in accounts payable	(7,288)	6,839	4,146
Increase in accrued taxes	8,027	10,465	9,100
Increase (decrease) in self-insurance reserves	(349)	(250)	1,344
Increase in other current liabilities	3,732	1,004	2,977
Increase (decrease) in other liabilities	(1,856)	2,172	(1,606)
Net cash from operating activities	134,918	146,468	124,968
Cash Flows From (For) Investing Activities			
Capital expenditures	(39,789)	(55,279)	(47,801)
Acquisition of Michigan's Adventure:			
Property and equipment acquired	—	—	(27,959)
Negative working capital assumed	—	—	358
Acquisition of Knott's Soak City - Palm Springs:			
Property and equipment acquired	—	—	(9,311)
Net cash (for) investing activities	(39,789)	(55,279)	(84,713)
Cash Flows From (For) Financing Activities			
Net (payments) on revolving credit loans	(97,400)	(97,850)	(14,861)
Term debt borrowings	100,000	100,000	50,000
Term debt repayments	(10,000)	(10,000)	—
Distributions paid to partners	(88,141)	(83,448)	(80,163)
Exercise of limited partnership unit options	435	—	—
Repurchase of limited partnership units	—	—	(32,267)
Acquisition of Michigan's Adventure:			
Issuance of 1,250,000 limited partnership units	—	—	27,613
Acquisition of Knott's Soak City - Palm Springs:			
Borrowings on revolving credit loans	—	—	9,311
Net cash (for) financing activities	(95,106)	(91,298)	(40,367)
Cash			
Net increase (decrease) for the period	23	(109)	(112)
Balance, beginning of period	2,171	2,280	2,392
Balance, end of period	$ 2,194	$ 2,171	$ 2,280
Supplemental Information			
Cash payments for interest expense	$ 24,402	$ 23,412	$ 23,219
Interest capitalized	633	807	551
Cash payments for income taxes	7,189	7,546	7,409

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Partners' Equity

For the years ended December 31, *(In thousands, except per unit amounts)*	2003	2002	2001
Special L.P. Interests	$ 5,290	$ 5,290	$ 5,290
General Partner's Equity			
Beginning balance	70	85	110
Net income	86	71	58
Partnership distributions declared	(91)	(86)	(83)
	65	70	85
Limited Partners' Equity			
Beginning balance	300,550	309,058	325,189
Net income	85,802	71,346	57,836
Partnership distributions declared (2003 – $1.76; 2002 – $1.66; 2001 – $1.60 per limited partner unit)	(89,116)	(83,883)	(80,974)
Repurchase of limited partnership units (2001 – 1,549,600 limited partnership units)	—	—	(32,267)
Expense recognized for limited partnership unit options	5,865	4,029	11,661
Limited partnership unit options exercised	435	—	—
Issuance of 1,250,000 limited partnership units for acquisition of Michigan's Adventure	—	—	27,613
	303,536	300,550	309,058
Accumulated Other Comprehensive Loss			
Beginning balance	(590)	(6,183)	—
Cumulative effect of change in accounting as of January 1, 2001	—	—	(1,239)
Change in unrealized loss on interest rate swap agreements	590	5,593	(4,944)
	—	(590)	(6,183)
Total Partners' Equity	$ 308,891	$ 305,320	$ 308,250
Summary of Comprehensive Income			
Net income	$ 85,888	$ 71,417	$ 57,894
Other comprehensive income (loss) on interest rate swap agreements	590	5,593	(6,183)
Total Comprehensive Income	$ 86,478	$ 77,010	$ 51,711

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(1) Partnership Organization:

Cedar Fair, L.P. (the "Partnership") is a Delaware limited partnership that commenced operations in 1983 when it acquired Cedar Point, Inc., and became a publicly traded partnership in 1987. The Partnership's General Partner is Cedar Fair Management Company, an Ohio corporation owned by the Partnership's executive management (the "General Partner"). The General Partner owns a 0.1% interest in the Partnership's income, losses and cash distributions, except in defined circumstances, and has full control over all activities of the Partnership. At December 31, 2003, there were 50,673,444 outstanding limited partnership units registered on The New York Stock Exchange, net of 1,116,739 units held in treasury.

The General Partner may, with the approval of a specified percentage of the limited partners, make additional capital contributions to the Partnership, but is only obligated to do so if the liabilities of the Partnership cannot otherwise be paid or there exists a negative balance in its capital account at the time of its withdrawal from the Partnership. The General Partner, in accordance with the terms of the Partnership Agreement, is required to make regular cash distributions on a quarterly basis of all the Partnership's available cash, as defined.

(2) Summary of Significant Accounting Policies:

The following policies are used by the Partnership in its preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances are eliminated in consolidation.

Segment Reporting

Although the Partnership manages its parks with a high degree of autonomy, each park offers similar products and services to similar customers. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period. Actual results could differ from those estimates.

Inventories

The Partnership's inventories primarily consist of purchased products, such as merchandise and food, for sale to its customers. All inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased. Depreciation expense totaled $44.3 million in 2003, $41.2 million in 2002, and $42.1 million in 2001.

Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the acquisition cost of a retired asset reduces accumulated depreciation for the composite group. Abnormal retirements of composite assets could result in the recognition of a gain or loss. Management periodically reviews the composite groups to ensure that retirements have not extended the asset lives beyond their estimated remaining economic life.

Under the unit method of depreciation, individual assets are depreciated over their estimated useful lives, with gains and losses on all asset retirements recognized currently in income.

The weighted average useful lives combining both methods are approximately:

Land improvements	24 Years
Buildings	30 Years
Rides	20 Years
Equipment	10 Years

Impairment of Long-Lived Assets

Effective January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. During the first quarter of 2002, the Partnership removed certain fixed assets from service at its parks, and recorded a provision of $3.2 million for the estimated portion of the net book value of these assets that may not be recoverable.

Goodwill

Goodwill as of December 31, 2003 and 2002 totaled approximately $8.4 million. Effective January 1, 2002, the Partnership adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead be tested regularly for impairment. An impairment charge would be recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The fair value of a reporting unit and the related implied fair value of its respective goodwill are established through independent fair-market appraisals. This statement did not have a material impact on the consolidated operating results or financial position of the Partnership, as no impairment was identified at the time of adoption, or as of December 31, 2003.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made to assure their adequacy.

Derivative Financial Instruments

The Partnership accounts for the use of derivative financial instruments according to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. For derivative instruments that hedge the exposure of variability in short-term rates, designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed-rate debt, designated as fair value hedges, the effective portion of the change in fair value of the derivative instrument is reported in "Other assets" or "Other liabilities" with a corresponding adjustment to the liability being hedged. For the ineffective portion of a derivative, the change in fair value, if any, is recognized currently in earnings together with the changes in fair value of derivatives not designated as hedges. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket and are adjusted at the end of each seasonal period.

Advertising Costs

The Partnership expenses all costs associated with its advertising, promotion and marketing programs over each park's operating season, including certain costs incurred prior to the season that are amortized over the season. Advertising expense totaled $30.8 million in 2003 and $29.9 in 2002. Amounts incurred through yearend for the following year's advertising programs are included in prepaid expenses.

Income Taxes

Because of its legal structure, the Partnership is not subject to regular corporate income taxes; rather, the Partnership's tax attributes (except those of its corporate subsidiaries) are to be included in the individual tax returns of its partners. Neither the Partnership's financial reporting income, nor the cash distributions to unitholders, can be used as a substitute for the detailed tax calculations that the Partnership must perform annually for its partners. Net income from the Partnership is not treated as "passive income" for federal income tax purposes. As a result, partners subject to the passive activity loss rules are not permitted to offset income from the Partnership with passive losses from other sources.

The tax returns of the Partnership are subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. Federal and state tax legislation in 1997 provided a permanent income tax exemption to existing "publicly traded partnerships," such as Cedar Fair, L.P., with new taxes levied on partnership gross income (net revenues less cost of products sold) beginning in 1998. The Partnership recorded provisions of $17.9 million, $17.2 million, and $16.5 million for these federal and state taxes in 2003, 2002 and 2001, respectively.

Unit-Based Compensation

Prior to 2003, the Partnership accounted for all equity-based compensation awards, including unit options, using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, the Partnership's variable-priced options were "marked to market" over their vesting period whenever the exercise price was lower than the market price of limited partnership units. Approximately $4.0 million and $11.7 million in non-cash compensation expense, with an offsetting credit to partners' equity, was recognized in 2002 and 2001, respectively, under APB Opinion No. 25.

Effective January 1, 2003, the Partnership began to account for unit options under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Partnership selected the modified prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Approximately $5.9 million in non-cash compensation expense was recognized in 2003, which is the same amount that would have been recognized had the provisions of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated. Had the Partnership continued to account for options under APB Opinion No. 25, non-cash unit option expense would have been approximately $13.3 million higher in 2003 compared to the amount recognized under SFAS No. 123.

Had compensation expense for the option plan been determined from inception using the provisions of SFAS No. 123, the effect on the Partnership's net income and earnings per unit in earlier years would have been as follows:

Years Ended December 31,	2002	2001
(In thousands, except per unit amounts)		
Net income, as reported	$ 71,417	$ 57,894
Plus:Total unit-based compensation expense included in reported net income	4,029	11,661
Less:Total unit-based compensation expense determined under fair value-based method for all awards	(4,988)	(5,491)
Pro forma net income	$ 70,458	$ 64,064
Earnings per unit:		
Basic – as reported	$ 1.41	$ 1.14
Basic – pro forma	1.39	1.26
Diluted – as reported	$ 1.39	$ 1.13
Diluted – pro forma	1.38	1.26

Earnings Per Unit

The Partnership has presented earnings per unit amounts for all periods to conform with SFAS No.128, "Earnings Per Share." For purposes of calculating the basic and diluted earnings per limited partner unit, no adjustments have been made to the reported amounts of net income. The unit amounts used are as follows:

	2003	2002	2001
(In thousands, except per unit amounts)			
Basic weighted average units outstanding	50,615	50,523	50,745
Dilutive effect of unit options	719	740	368
Diluted weighted average units outstanding	51,334	51,263	51,113
Net income per unit - basic	$ 1.70	$ 1.41	$ 1.14
Net income per unit - diluted	$ 1.67	$ 1.39	$ 1.13

(3) Long- Term Debt:

Long-term debt at December 31, 2003 and 2002 consisted of the following:

	2003	2002
(In thousands)		
Revolving credit loans	$ 37,750	$ 135,150
Term debt:		
August 1994 senior notes at 8.43% (due 2004 – 2006)	30,000	40,000
January 1998 senior notes at 6.68% (due 2007 – 2011)	50,000	50,000
August 2001 senior notes at 6.40% (due 2004 – 2008)	50,000	50,000
February 2002 senior notes at 6.44% average rate (due 2007 – 2015)	100,000	100,000
December 2003 senior notes at 5.38% average rate (due 2009 – 2018)	100,000	—
Fair value hedges on December 2003 senior notes	897	—
	368,647	375,150
Less current portion	20,000	10,000
	$ 348,647	$ 365,150

Revolving Credit Loans

In December 2003, the Partnership entered into a new credit agreement with seven banks under which it has available a $180 million revolving credit facility through March 2007. As of December 31, 2003, borrowings under this credit facility were $37.8 million at an effective rate of 1.8%. The maximum outstanding revolving credit balance during 2003 was $241.9 million under the prior $275 million credit facility.

Borrowings under the agreement bear interest at LIBOR plus 0.875% per annum, with other rate options. The agreement also requires the Partnership to pay a commitment fee of 0.20% per annum on the unused portion of the credit facility. The Partnership, at its option, may make prepayments without penalty and reduce the loan commitments.

The Partnership's policy is to capitalize interest on major construction projects. Interest of $633,000, $807,000 and $551,000 on such projects was capitalized in 2003, 2002 and 2001, respectively.

Term Debt

In December 2003, the Partnership entered into a new note agreement for the issuance of $100 million in senior notes with maturities of 6–15 years at a weighted average interest rate of 5.38%. The proceeds were used to reduce revolving credit borrowings.

At December 31, 2003, the scheduled annual maturities of term debt were as follows (in thousands):

2004	$ 20,000
2005	20,000
2006	20,000
2007	40,000
2008	20,000
Thereafter	210,897
	$ 330,897

The fair value of the aggregate future repayments on term debt at December 31, 2003, as required by SFAS No.107, would be approximately $353.2 million, based on borrowing rates currently available to the Partnership on long-term debt with similar terms and average maturities. The Partnership may make prepayments on any of these notes with defined premiums.

Covenants

Under the terms of the debt agreements, the Partnership, among other restrictions, is required to maintain a specified level of partners' equity, and comply with certain cash flow and interest coverage ratios. The Partnership was in compliance with these covenants as of December 31, 2003.

(4) Derivative Financial Instruments:

The Partnership has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are only used within the Partnership's overall risk management program to manage certain interest rate and foreign currency risks from time to time.

In 2003, the Partnership entered into interest rate swap agreements as a means of converting $100 million of new fixed-rate senior notes to variable rates averaging LIBOR plus 0.64% over their full terms. The fair market value of these swaps, which have been designated as fair value hedges on long-term debt, was a net asset of approximately $897,000 at December 31, 2003. At December 31, 2003, the hedges were highly effective, and accordingly, the fair values have been reflected on the balance sheet in "Intangibles and other assets" with a corresponding increase to "Term debt."

Two of the Partnership's interest rate swap agreements, which were entered into in 2001, contained provisions that did not meet the definition of derivative instruments that can be designated as hedges under SFAS No. 133. Consequently, the Partnership recognized a $7.6 million charge in other expense in 2002 related to the change in fair value of these two swaps, all of which was included in "Other liabilities" on the 2002 balance sheet. In 2003, the Partnership recorded a non-cash credit of $2.7 million for the change in fair value of the same swaps during the year. Of the remaining $4.9 million accrual, $4.0 million is included in "Other accrued liabilities" and the balance is included in "Other liabilities." The full amount will reverse into income in 2004 and the first quarter of 2005 as the contracts continue to serve the purpose of leveling cash interest costs as intended.

(5) Partners' Equity:

Special L.P. Interests

In accordance with the Partnership Agreement, certain partners were allocated $5.3 million of 1987 and 1988 taxable income (without any related cash distributions) for which they received Special L.P. Interests. The Special L.P. Interests do not participate in cash distributions and have no voting rights. However, the holders of Special L.P. Interests will receive in the aggregate $5.3 million upon liquidation of the Partnership.

Unit Repurchase Program

The Board of Directors has authorized the Partnership to repurchase through open market or privately negotiated transactions up to $75.0 million of its limited partnership units. Through December 31, 2003, the Partnership had made net repurchases of 2,738,567 units at an approximate cost of $53.8 million. As of December 31, 2003, 1,116,739 units remain held in treasury at an approximate cost of $20.2 million.

Unit Options

In August 2000, the Partnership's unitholders approved the establishment of a new Equity Incentive Plan allowing the award of up to 4.8 million unit options and other forms of equity as an element of compensation to senior management and other key employees, including the grant of 2.3 million unit options, with a variable exercise price, in connection with the restructuring of the Partnership's general partner fee and executive compensation systems. As of December 31, 2003, the Partnership has 1,972,200 variable-price options and 824,700 fixed-price options outstanding under the plan. All options vest over a five-year period and have a maximum term of ten years. The variable-price options have an exercise price that declines by the value of cash distributions declared on the underlying limited partnership units.

A summary of option activity during 2003, 2002 and 2001 follows:

	Number of Units	*Weighted Average Exercise Price*
2001		
Options outstanding at beginning of year	2,415,100	$ 18.83
Granted	463,600	20.61
Exercised	(4,300)	18.08
Forfeited	(67,100)	18.01
Options outstanding at end of year	2,807,300	$ 17.81
Options exercisable at end of year	690,940	$ 17.45
2002		
Options outstanding at beginning of year	2,807,300	$ 17.81
Granted	331,000	23.49
Exercised	(117,350)	16.49
Forfeited	(15,500)	17.12
Options outstanding at end of year	3,005,450	$ 17.28
Options exercisable at end of year	1,107,730	$ 16.14
2003		
Options outstanding at beginning of year	3,005,450	$ 17.28
Granted	55,000	28.45
Exercised	(255,250)	14.81
Forfeited	(8,300)	18.25
Options outstanding at end of year	2,796,900	$ 16.42
Options exercisable at end of year	1,417,270	$ 15.31

The following table sets forth information about the fair value of option grants using a binomial option-pricing model and the weighted average assumptions used for such grants:

	2003	2002	2001
Weighted-average fair value of options granted	$ 4.05	$ 2.53	$ 2.16
Risk-free interest rate	4.5%	5.3%	6.0%
Expected distribution yield	6.2%	6.8%	7.6%
Expected volatility factor	19.4%	18.0%	21.5%
Expected life	10 years	10 years	10 years

The following table summarizes information about unit options outstanding at December 31, 2003:

	Outstanding Options				Options Exercisable	
Type	*Range of Exercise Prices*	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
Variable	$ 12.88 – $ 28.45	1,972,200	6.2 years	$ 13.98	1,141,720	$ 13.87
Fixed	$ 17.85 – $ 28.45	824,700	7.6 years	22.26	275,550	21.32
	$ 12.88 – $ 28.45	2,796,900	6.6 years	$ 16.42	1,417,270	$ 15.31

(6) Senior Management Long-Term Incentive Compensation Plan:

In 2002, the Partnership established a long-term incentive compensation plan for senior management, under which annual awards of "phantom units" are made based upon the Partnership's operating performance. The awards accrue additional "phantom units" on the date of each quarterly distribution paid by the Partnership, calculated at the NYSE closing price on that date. Awards vest over a four-year period and will be paid through a combination of limited partnership units and cash. No effect for outstanding "phantom units" has been included in the diluted earnings per unit calculation, as the majority of the awards are expected to be settled in cash. The aggregate market value of the "phantom units" outstanding at yearend, which has been reflected on the balance sheet in "Other liabilities," was $4.2 million in 2003 and $1.5 million in 2002.

(7) Retirement Plans:

The Partnership has trusteed, noncontributory retirement plans for the majority of its employees. Contributions are discretionary and were $3,298,000 in 2003, $3,541,000 in 2002, and $3,414,000 in 2001. These plans also permit employees to contribute specified percentages of their salary, matched up to a limit by the Partnership. Matching contributions approximated $1,015,000 in 2003, $1,305,000 in 2002, and $1,227,000 in 2001.

In addition, approximately 160 employees are covered by union-sponsored, multi-employer pension plans for which approximately $645,000, $550,000, and $520,000 were contributed for the years ended December 31, 2003, 2002, and 2001, respectively. The Partnership believes that, as of December 31, 2003, it would have no withdrawal liability as defined by the Multiemployer Pension Plan Amendments Act of 1980.

(8) Contingencies:

The Partnership is a party to a number of lawsuits arising in the normal course of business. In the opinion of management, these matters will not have a material effect in the aggregate on the Partnership's financial statements.

(9) Acquisitions:

The Partnership acquired two parks during 2001. On June 1, 2001, Michigan's Adventure amusement park, located near Muskegon, Michigan, was acquired for 1,250,000 unregistered limited partnership units valued at approximately $27.6 million. On May 29, 2001, Oasis Water Park, located in Palm Springs, California, was acquired for a cash purchase price of $9.3 million, and was later renamed Knott's Soak City – Palm Springs.

The purchase price of each acquisition has been allocated to assets and liabilities acquired based on their relative fair values at the date of acquisition, and their assets, liabilities and results of operations are included in the accompanying consolidated financial statements since the respective acquisition dates.

(10) Subsequent Event:

On March 10, 2004, the Partnership announced that it had reached an agreement in principle for the acquisition of Six Flags Worlds of Adventure, located near Cleveland, Ohio. The $145 million cash transaction involves the purchase of substantially all of the park's assets, including the adjacent hotel and campground, but excludes the live-animal attractions. The acquisition is subject to a number of conditions, including completion of a definitive purchase agreement.

To the Partners of Cedar Fair, L.P.:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of operations, of cash flows, and of partners' equity present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Cedar Fair, L.P. and subsidiaries as of December 31, 2001 and for the year then ended, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 23, 2002 (except with respect to the February 2002 term debt disclosed in Note 3, as to which the date was February 8, 2002).

As discussed in Note 2 to the financial statements, the Partnership changed the manner in which it accounts for equity-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as of January 1, 2003.

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 10, 2004.

Unitholder Distribution Reinvestment and Employee Unit Purchase Plan

Cedar Fair is pleased to extend to its partners and full-time employees the opportunity to participate in the Unitholder Distribution Reinvestment and Employee Unit Purchase Plan. This Plan provides an inexpensive and convenient way for you to increase your investment in Cedar Fair. Participation is totally voluntary. If you are a registered holder of at least 50 Cedar Fair units or if you are a regular full-time employee of the Partnership, you may join or withdraw at any time.

The Plan is administered by our transfer agent, American Stock Transfer & Trust Company. Should you choose to participate, American Stock Transfer, as your agent, will use your quarterly distributions and voluntary cash contributions, including employee payroll deductions, to purchase additional units of Cedar Fair. Cedar Fair pays all brokerage fees and service charges for the purchase of these units.

You may obtain a pamphlet describing the Plan and the enrollment information by calling our transfer agent at (800) 278-4353 or (718) 921-8283 in New York City.

Xcelerator – *Knott's Berry Farm*



Quarterly Operating Results[1]

(Unaudited) *(In thousands, except per unit amounts)*	Net revenues	Operating income (loss)	Net income (loss)	Net income (loss) per limited partner unit-diluted
2003				
1st Quarter	$ 21,499	$ (24,325)	$ (31,534)	$ (.62)
2nd Quarter	145,215	27,552	16,692	.33
3rd Quarter	282,212	125,970	111,427	2.16
4th Quarter	61,050	(4,048)	(10,697)	(.21)
	$ 509,976	$ 125,149	$ 85,888	$ 1.67
2002				
1st Quarter	$ 23,936	$ (25,833)	$ (34,019)	$ (.66)
2nd Quarter	147,569	32,338	18,801	.37
3rd Quarter	273,513	118,739	99,708	1.94
4th Quarter	57,833	(4,052)	(13,073)	(.26)
	$ 502,851	$ 121,192	$ 71,417	$ 1.39

(1) To assure that our highly seasonal operations will not result in misleading comparisons of interim periods, the Partnership has adopted the following reporting procedures: (a) seasonal operating costs are expensed over the operating season, including some costs incurred prior to the season, which are deferred and amortized over the season, and (b) all other costs are expensed as incurred or ratably over the entire year.

Stock Listing and Distribution Information

Cedar Fair, L.P. Depositary Units representing limited partner interests are listed for trading on The New York Stock Exchange under the symbol "FUN" (CUSIP 150185 10 6).

The cash distributions declared and the high and low prices of the Partnership's units are shown in the table below:

	Distribution	High	Low
2003			
4th Quarter	$ .440	$ 31.55	$ 27.40
3rd Quarter	.440	28.24	24.28
2nd Quarter	.440	28.59	24.42
1st Quarter	.440	25.65	22.65
2002			
4th Quarter	$ .420	$ 23.75	$ 20.01
3rd Quarter	.420	24.25	19.59
2nd Quarter	.410	24.50	22.60
1st Quarter	.410	24.80	22.10

Tax Information

Cedar Fair, L.P. is a publicly-traded partnership (PTP). The PTP structure is an attractive business form for us because it allows the Partnership to pay out the majority of its earnings to its owners without first paying significant federal and state income taxes at the entity level, avoiding what is known in the corporate form as double taxation of earnings. Beginning in 1998, the Partnership is, however, subject to a special tax on its gross income in order to retain the PTP status.

Ownership of Cedar Fair, L.P. units is different from an investment in corporate stock. Cash distributions made by the Partnership are treated as a reduction of basis and are generally not taxable. Instead, unitholders must pay tax only on their pro rata share of the Partnership's taxable income, which is generally lower. The Partnership provides the tax information necessary for filing each unitholder's federal, state and local tax returns on I.R.S. Schedule K-1 in early March each year.

The tax consequences to a particular unitholder will depend on the circumstances of that unitholder; however, income from the Partnership may not be offset by passive tax losses from other investments. Prospective unitholders should consult their tax or financial advisors to determine the federal, state and local tax consequences of ownership of our limited partnership units.

Ownership of limited partnership units by IRA's, pension and profit-sharing plans and other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons, and regulated investment companies may require different tax reporting than a holding of corporate stock.

Tax Information via the Internet

Beginning in early March, unitholders may access their individual tax information via the Partnership's Investor Relations web site at www.cedarfair.com.

Available Information

Copies of the Partnership's Form 10-K Report, quarterly reports on Form 10-Q, and current reports on Form 8-K as filed or furnished with the Securities and Exchange Commission are available without charge upon written request to the Cedar Fair, L.P. Investor Relations Office or through our web site (www.cedarfair.com).

Unitholder Inquiries

Communication regarding address changes, distributions, lost certificates, etc. should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449/(212) 936-5100 in New York City
www.amstock.com

For more information regarding the Partnership, please contact:

Brian C. Witherow
Corporate Director - Investor Relations
One Cedar Point Drive
Sandusky, OH 44870-5259
(419) 627-2233
Fax (419) 627-2260
email: investing@cedarfair.com

General Counsel

Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio

Independent Auditors

PricewaterhouseCoopers LLP
Cleveland, Ohio



Woodstock Express – *Cedar Point*

Eleven-Year Selected Financial Data

For the years ended December 31, *(In thousands, except per unit and per capita amounts)*	2003	2002	2001(1)	2000(2)
Operating Data				
Net revenues	$ 509,976	$ 502,851	$ 477,256	$ 472,920
Operating income	125,149	121,192	98,557	115,516
Income before taxes	103,806	88,576	74,414	94,159
Net income	85,888	71,417	57,894	77,806
Net income per limited partner unit (6)	1.67	1.39	1.13	1.50
Financial Position				
Total assets	$ 819,341	$ 822,257	$ 810,231	$ 764,143
Working capital (deficit)	(81,917)	(77,101)	(69,832)	(88,646)
Long-term debt	368,647	375,150	383,000	300,000
Partners' equity	308,891	305,320	308,250	330,589
Distributions Declared				
Per limited partner unit	$ 1.76	$ 1.66	$ 1.60	$ 1.53
Other Data				
Depreciation and amortization	$ 44,693	$ 41,682	$ 42,486	$ 39,572
Adjusted EBITDA (7)	175,707	170,103	152,704	162,915
Capital expenditures	39,789	55,279	47,801	93,487
Combined attendance (8)	12,245	12,380	11,890	11,703
Combined guest per capita spending (9)	$ 35.48	$ 34.50	$ 34.41	$ 34.75

Corporate Officers

Richard L. Kinzel
Chairman since 2003
President & Chief Executive Officer
since 1986 — 31 years with Cedar Fair

John R. Albino
Vice President & General Manager
Dorney Park & Wildwater Kingdom
since 1995 — 29 years with Cedar Fair

H. Philip Bender
Vice President & General Manager
Worlds of Fun/Oceans of Fun
since 2000 — 25 years with Cedar Fair

Richard J. Collingwood
Corporate Vice President — Administration
since 2000 — 30 years with Cedar Fair

Robert A. Decker
Corporate Vice President — Planning & Design
since 2002 — 5 years with Cedar Fair

Jacob T. (Jack) Falfas
Vice President & General Manager
West Coast Operations
since 2000 — 28 years with Cedar Fair

Bruce A. Jackson
Corporate Vice President —
Finance & Chief Financial Officer
since 1992 — 15 years with Cedar Fair

Camille Jourden-Mark
Vice President & General Manager
Michigan's Adventure
since 2001 — 3 years with Cedar Fair

Daniel R. Keller
Vice President & General Manager
Cedar Point Resort
since 2000 — 30 years with Cedar Fair

Larry L. MacKenzie
Vice President & General Manager
Valleyfair
since 2001 — 26 years with Cedar Fair

Charles M. Paul
Vice President & Corporate Controller
since 2000 — 23 years with Cedar Fair

1999	1998	1997(3)	1996	1995(4)	1994	1993(5)
$ 438,001	$ 419,500	$ 264,137	$ 250,523	$ 218,197	$ 198,358	$ 178,943
116,755	112,608	76,303	81,121	73,013	68,016	57,480
101,384	97,948	68,458	74,179	66,136	62,825	61,879
85,804	83,441	68,458	74,179	66,136	62,825	61,879
1.63	1.58	1.47	1.59	1.45	1.40	1.38
$ 708,961	$ 631,325	$ 599,619	$ 304,104	$ 274,717	$ 223,982	$ 218,359
(62,375)	(56,264)	(40,472)	(27,511)	(27,843)	(25,404)	(22,365)
261,200	200,350	189,750	87,600	80,000	71,400	86,800
349,986	341,991	285,381	169,994	151,476	115,054	99,967
$ 1.425	$ 1.29	$ 1.265	$ 1.20	$ 1.1375	$ 1.0625	$ 0.9625
$ 35,082	$ 32,065	$ 21,528	$ 19,072	$ 16,742	$ 14,960	$ 14,473
151,837	144,673	97,831	100,193	89,755	82,976	71,953
80,400	68,055	44,989	30,239	28,520	19,237	23,813
11,224	11,450	7,405	7,445	6,783	6,148	5,761
$ 33.72	$ 32.38	$ 31.38	$ 30.59	$ 29.07	$ 29.23	$ 27.94

NOTE 1 Operating results for Michigan's Adventure and Knott's Soak City - Palm Springs are included for the periods subsequent to their respective acquisition dates in 2001.

NOTE 2 The 2000 operating results include a $7.8 million, or $0.15 per unit, non-recurring cost to terminate general partner fees.

NOTE 3 Knott's Berry Farm is included in 1997 data only for the three days subsequent to its acquisition on December 29, 1997.

NOTE 4 Worlds of Fun/Oceans of Fun is included in 1995 data for the period subsequent to its acquisition on July 28, 1995.

NOTE 5 The 1993 operating results include a non-recurring credit for deferred taxes of $11.0 million, or $0.25 per unit.

NOTE 6 Net income per limited partner unit is computed based on the weighted average number of units and equivalents outstanding - assuming dilution.

NOTE 7 Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization, non-cash unit option expense, and all non-recurring costs.

NOTE 8 Combined attendance includes attendance figures from the six amusement parks and the five separately-gated water parks.

NOTE 9 Combined guest per capita spending includes all amusement park, water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from marina, hotel, campground and other out-of-park operations are excluded from these statistics.

Board of Directors

Richard L. Kinzel
Chairman, President & Chief Executive Officer
Cedar Fair Management Company

Richard S. Ferreira(1) (2) (3)
Retired Executive Vice President & Chief Financial Officer,
Golf Hosts, Inc. (Golf resorts)
Tarpon Springs, FL

Michael D. Kwiatkowski(1) (2) (3)
Chairman,
PCS II (Food service consulting)
Danville, CA

David L. Paradeau(2) (3)
Owner & Chief Executive Officer,
Minnesota Zephyr Limited (Dining and recreation)
Stillwater, MN

Steven H. Tishman
Managing Director,
Rothschild, Inc. (Investment banking)
New York, NY

Thomas A. Tracy(1)
Retired Partner,
Arthur Andersen LLP (Certified Public Accountants)
Cleveland, OH

(1) Member of Audit Committee (2) Member of Compensation Committee (3) Member of Nominating/Corporate Governance Committee

Cedar Fair L.P.

One Cedar Point Drive • Sandusky, Ohio 44870-5259

Cedar Point
Soak City
Sandusky, OH

Knott's Berry Farm
Buena Park, CA

Knott's Soak City Water Parks
Orange County, San Diego,
Palm Springs

Dorney Park & Wildwater Kingdom
Allentown, PA

Valleyfair!
Shakopee, MN

Worlds of Fun
Oceans of Fun
Kansas City, MO

Michigan's Adventure
Muskegon, MI

